UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

------------------------------------------------------------------------x

In the Matter of	)
)
The Vanguard Group, Inc.	)
Vanguard Admiral Funds	)
Vanguard Bond Index Funds	)	Application Pursuant to: (a) Section 6(c) of the
Vanguard California Tax-Free Funds	)	Investment Company Act of 1940 for an Order
Vanguard Chester Funds	)	to exempt Applicants from Section 12(d)(3) of
Vanguard Convertible Securities Fund	)	the Act; (b) Sections 6(c) and 17(b) of the Act
Vanguard Explorer Fund	)	to exempt Applicants from Section 17(a) of the
Vanguard Fenway Funds	)	Act; and (c) Section 17(d) of the Act and Rule
Vanguard Fixed Income Securities Funds	)	17d-1 thereunder to permit Applicants to
Vanguard Florida Tax-Free Funds	)	engage in certain joint transactions.
Vanguard Horizon Funds	)
Vanguard Index Funds	)
Vanguard International Equity Index Funds	)
Vanguard Malvern Funds	)
Vanguard Massachusetts Tax-Exempt Funds	)	File No. 812-
Vanguard Money Market Reserves	)
Vanguard Montgomery Funds	)
Vanguard Morgan Growth Fund	)
Vanguard Municipal Bond Funds	)
Vanguard New Jersey Tax-Free Funds	)
Vanguard New York Tax-Free Funds	)
Vanguard Ohio Tax-Free Funds	)
Vanguard Pennsylvania Tax-Free Funds	)
Vanguard Quantitative Funds	)
Vanguard Scottsdale Funds	)
Vanguard Specialized Funds	)
Vanguard STAR Funds	)
Vanguard Tax-Managed Funds	)
Vanguard Trustees' Equity Fund	)
Vanguard Variable Insurance Fund	)
Vanguard Valley Forge Funds	)
Vanguard Wellesley Income Fund	)
Vanguard Wellington Fund	)
Vanguard Whitehall Funds	)
Vanguard Windsor Funds	)
and
Vanguard World Funds	)

Page 1 of 42 sequentially numbered pages (including exhibits)

(112619/.04)

)
P.O. Box 2600)
Valley Forge, PA 19482)

------------------------------------------------------------------------x

Submitted to the Securities

and Exchange Commission on August 18, 2009

Direct all written and oral communications

concerning this application to:

Barry A. Mendelson, Principal and Senior Counsel

The Vanguard Group, Inc.

Mail Stop V26

P.O. Box 2600

Valley Forge, PA 19482

Phone: (610) 503-2398

Fax: (610) 669-6600

TABLE OF CONTENTS

I. INTRODUCTION	...	3
A. Summary of Application	...	3
B. Applicants	...	5

II. APPLICANTS’ PROPOSAL	...	6

III. BACKGROUND: VANGUARD’S PRIOR EXEMPTIVE ORDERS	...	10

IV. RELIEF REQUESTED	...	15

V. DISCUSSION OF RELIEF REQUESTED	...	15
A. Section 6(c)	...	16
B. Section 12 (d)(3) and Rule 12d3-1	...	16
C. Section 17 (a), Section 17 (d) and Rule 17d-1	...	26

VI. CONDITIONS OF RELIEF	...	33

VII. CONCLUSION	...	36

Page 2 of 42 sequentially numbered pages (including exhibits)

(112619/.04)

I.   INTRODUCTION

A. Summary of Application

The Vanguard Group, Inc. ("VGI") and the registered open-end management investment companies that jointly own VGI (the "Trusts," and together with VGI, the "Applicants") submit this Application to the Securities and Exchange Commission (the "Commission") under the Investment Company Act of 1940 (the “Act”) for an order granting the following relief:

1. An exemption from section 12(d)(3) of the Act, pursuant to section 6(c), that would permit VGI (and the Trusts and their constituent Funds (as defined below in Part I.B.1), through their ownership of VGI) to acquire a security issued by, or any other interest in, a Securities Related Business1 (an “Investment”);

2. An exemption from section 17(a) of the Act, pursuant to sections 6(c) and 17(b), that would permit VGI (and the Trusts and their constituent Funds, through their ownership of VGI) to sell a security or other property to, purchase an additional security or other property from, borrow money or other property from, or lend money or other property to, a Securities Related Business in which VGI has made an Investment and that is an affiliated person of VGI, an affiliated person of such an affiliated person, or a controlled person of the Fund (“Affiliated Securities Related Business”); and

3. An order pursuant to section 17(d) of the Act and Rule 17d-1 under the Act that would permit joint arrangements between VGI (and the Trusts and their constituent

_________________________

1 “Securities Related Business” as used in this Application refers to any of the businesses identified in Section 12(d)(3) of the Act as a business the securities of which or any interest in which it is unlawful for an investment company, or a company controlled by an investment company, to purchase or otherwise acquire. These businesses are brokers, dealers, underwriters, advisers to investment companies, advisers registered under the Investment Advisers Act.

Page 3 of 42 sequentially numbered pages (including exhibits)

(112619/.04)

Funds, through their ownership of VGI) and an Affiliated Securities Related Business (such arrangements, together with the transactions described in the preceding paragraph, “Follow-On Transactions;” Investments and Follow-On Transactions are referred to collectively as “Covered Transactions”).

Following an Investment, any transactions or joint arrangements directly between a Fund and an Affiliated Securities Related Business would occur only to the extent permitted under the Act, the rules under the Act, and the terms and conditions of any applicable exemptive or other regulatory relief available to the Funds, VGI, and/or the Affiliated Securities Related Business.2

Investment advisers to registered investment companies (other than VGI) regularly invest in and engage in follow-on transactions with Securities Related Businesses without limitation. Vanguard’s foundational exemptive orders were designed to permit Vanguard, with its beneficial mutual ownership structure, to engage in businesses and transactions comparable to those undertaken by conventionally structured investment company complexes. By the present application, Applicants seek solely to ensure that Investments in Securities Related Businesses are not excluded from VGI’s range of strategic options. This will ensure that VGI is able to grow, evolve and compete on the same basis as other investment management firms, with an important difference: when the adviser to a conventionally structured fund complex invests its capital in a Securities Related Business, any profit thereon goes to the manager, whereas in Vanguard’s case, VGI’s share of profits from the ownership or operation of the Securities Related Business will be used to offset VGI’s expenses, thereby reducing the Funds’ expenses and benefiting Fund shareholders.

_________________________

2 References to Covered Transactions by VGI include Covered Transactions by subsidiaries of VGI.

Page 4 of 42 sequentially numbered pages (including exhibits)

(112619/.04)

Applicants ask that the order issued in response to this Application apply not only to the named Applicants but also to any registered investment company or series thereof that may be created in the future and that has an ownership interest in VGI, provided such company or series complies with the terms and conditions of this Application.

B. The Applicants

1. The Trusts

Each Trust is a registered open-end management investment company organized as a Delaware statutory trust. The Trusts, which collectively offer more than 150 distinct portfolios (each a “Fund”), jointly own and capitalize VGI. Each Trust has a board of trustees that sets broad policies for the Trust and each Trust's Funds and chooses each Trust's officers. VGI’s Board of Directors and the Boards of Trustees of each of the Funds are comprised of the same individuals. (Hereafter, such individuals will be referred to as “trustees.”) Typically only two of the ten members of each Trust board is an "interested person," as defined in Section 2(a)(19) of the Act, of the Trust.

2. The Vanguard Group, Inc.

VGI is a Pennsylvania corporation that is wholly and jointly owned and capitalized by, and provides administrative (and in some cases investment management services to) the 35 Trusts (and their constituent Funds) that are parties to this Application. This “mutual” ownership structure is unique in the mutual fund industry. VGI is a registered investment adviser under the Investment Advisers Act of 1940 and a registered transfer agent under the Securities Exchange Act of 1934. The company provides each of the Funds, at cost, with corporate management, administrative, transfer agency, and (through Vanguard Marketing Corporation, a wholly-owned subsidiary) distribution services. It also provides advisory services, at cost, to certain of the

Page 5 of 42 sequentially numbered pages (including exhibits)

(112619/.04)

Funds. Vanguard is one of the largest mutual fund complexes in the country with more than $1 trillion in mutual fund assets under management.

To provide services to the Funds, VGI employs a supporting staff of management and administrative personnel. VGI also provides the Funds with furnishings and equipment. Pursuant to exemptive orders issued by the Commission in 1975 and 1981, and under the terms of a service agreement between the Funds and VGI, each Fund pays a portion of VGI’s total expenses.3 In addition, each Fund bears its own direct expenses such as legal, auditing, and custodian fees.

II.   APPLICANTS’ PROPOSAL

Applicants seek relief that would permit VGI (and indirectly the Funds, through their ownership of VGI) to acquire interests in Securities Related Businesses. In addition, Applicants seek relief that would permit them, subsequent to any acquisition of an interest in a Securities Related Business, to engage in certain principal transactions or joint arrangements with that business to the same extent that conventionally owned advisers, or the funds they advise, would be permitted to engage. VGI will only acquire an interest in a Securities Related Business that will provide goods or services to the Funds, VGI, VGI subsidiaries, or an entity organized by VGI and/or operated as part of VGI’s overall business. See Part VI, Condition #4.

Section 12(d)(3) of the Act prohibits a registered investment company, or a company controlled by a registered investment company, from acquiring an interest in a Securities Related Business. It imposes no bar on advisers to conventionally structured fund complexes, because

_________________________

3  See infra Part III for more information about the exemptive orders and service agreement.

Page 6 of 42 sequentially numbered pages (including exhibits)

(112619/.04)

these advisers are not owned by registered investment companies. By contrast, section 12(d)(3) could be read to preclude VGI from making Investments because of VGI’s unique, beneficial mutual ownership structure in which the Funds collectively own VGI. This anomalous result disadvantages the Funds’ shareholders without conferring meaningful compensating benefits or protections.

Investing in Securities Related Businesses is a logical development of the internalized, mutual business model the Commission approved in a series of exemptive orders,4 under which Vanguard has operated for the exclusive benefit of its shareholders for more than 30 years and which has produced so many tangible benefits for investors. Indeed, VGI over the years has effectively acquired interests in several Securities Related Businesses by creating and capitalizing de novo two investment advisers and a broker-dealer. In Applicants’ view, the requested exemptions are consistent with the public interest and the protection of investors, and consistent with the animating spirit of the foundational orders.5

Section 12(d)(3) presents no regulatory issue for investment advisers to conventional fund complexes because those advisers are not controlled by a registered investment company. Similarly, no single Vanguard Fund controls VGI.6 Arguably, this makes exemptive relief unnecessary. That said, the Funds’ collective ownership of VGI could cause VGI to be

_________________________

4  These orders, referred to as the “Foundational Orders,” are described below in Part III.

5  In fact, the Staff of the Division of Investment Management has permitted VGI, pursuant to the Foundational Orders, to invest in Securities Related Businesses that will become wholly owned subsidiaries of VGI. Securities Related Businesses. See The Vanguard Group, Inc., No-Action Letter dated May 22, 2009.

6  As of July 31, 2009, the largest Fund owned approximately 9% of VGI, well below the 25% threshold at which control is presumed. See Section 2(a)(9) of the Act (definition of “control”). At the Trust level, the largest Trust owned approximately 23% of VGI; depending on market movements and cash flow, that Trust from time to time could exceed the 25% threshold and be deemed to control VGI. However, since each Fund’s risk exposure and economic return is separate from every other Fund’s risk and returns, we believe ownership of VGI should be viewed at the Fund level rather than the Trust level. In this regard, we note that the Funds could be easily reorganized among different Trusts such that no Fund would own more than 25% of VGI.

Page 7 of 42 sequentially numbered pages (including exhibits)

(112619/.04)

considered a “company controlled by a registered investment company” and therefore subject to Section 12(d)(3) when investing in a Securities Related Business. The requested relief, if granted, would do no more than make explicit VGI’s ability to engage in transactions, including acquisitions and other strategic alliances, with brokers, dealers, and investment advisers just as its competitors do. A contrary conclusion would prevent VGI from competing on a level playing field solely because of its unique mutual structure – a structure that provides substantial benefits every year to Vanguard fund shareholders.

VGI is not presently contemplating an investment in a particular Securities Related Business. However, when opportunities arise prompt action is required, making individual, fact-specific requests for relief impractical. Accordingly, Applicants seek relief that is not limited to a particular transaction or form of transaction. By way of illustration, and not limitation, here are some examples of the kinds of acquisitions VGI might be interested in pursuing:

*

Vanguard has, from time to time, had the opportunity to obtain a new value-added service for Vanguard clients such as asset allocation, portfolio rebalancing, or investment advice for participants in 401(k) or 529 college savings plans, by investing in a provider with an existing product or platform. Not infrequently these providers are structured as Securities Related Businesses. Investing in the Securities Related Business may be more beneficial to Fund shareholders than building the capacity internally or entering into a service contract with the provider.

*

Certain overseas business opportunities, such as providing advisory services to collective investment vehicles in foreign countries, require the formation of foreign entities with locally domiciled co-investors. Vanguard has been offered other overseas opportunities, including retirement plan recordkeeping, structured as ventures with or investments in Securities Related Businesses

Page 8 of 42 sequentially numbered pages (including exhibits)

(112619/.04)

*

Vanguard is a leading employer of the “manager of managers” model and we continually seek to secure outstanding investment management talent for the Funds. Vanguard may seek to attract a talented adviser by investing capital in it or providing it with start-up capital.

In addition, Applicants seek relief that would permit them, after VGI’s acquisition of an interest in a Securities Related Business, to enter into related affiliated transactions and arrangements with that Business. For example, this would allow a Fund to enter into investment advisory agreements with a registered investment adviser in which VGI has invested, or to direct portfolio transactions to a broker dealer in which VGI has an equity interest. It would allow VGI to make incremental investments in an adviser or broker-dealer in stages, or to lend money to or borrow money from an Affiliated Securities Related Business.

The scope of relief that Applicants seek to conduct such Follow-On Transactions is limited. The interactions between the Funds and VGI on the one hand and/or an Affiliated Securities Related Business on the other, would remain subject to all of the requirements of the Act and the rules promulgated thereunder, except as specifically modified by applicable exemptive or no-action relief. For example, purchases and sales between Funds (and/or other investment companies) affiliated by virtue of their relationships with an Affiliated Securities Related Business would to be subject to Rule 17a-7. Similarly, joint arrangements involving Funds and entities affiliated as a result of their relationship with an Affiliated Securities Related Business, not otherwise permissible under Vanguard’s, or other applicable exemptive relief, would continue to be subject to Section 17(d) and Rule 17d-1.

Without relief to engage in Follow-On Transactions, Applicants would be able to invest in a Securities Related Business but would be limited in their ability to engage the services of

Page 9 of 42 sequentially numbered pages (including exhibits)

(112619/.04)

those Businesses for the benefit of VGI, its affiliates, and the Funds. Applicants seek relief that will enable them to engage such services without regulatory doubt.

III.   BACKGROUND: VANGUARD’S PRIOR EXEMPTIVE ORDERS

Virtually all mutual funds other than the Funds are organized and operated by an external management company that owes a duty of loyalty not only to the funds it serves but also to the management company’s shareholders. The Commission has noted that externally managed mutual funds “are organized and operated by people whose primary loyalty and pecuniary interest lie outside the enterprise,”7 which “presents inherent conflicts of interest and potential for abuses.”8

Vanguard’s internal management structure, with the Funds administered by employees of a service company controlled by the Funds, minimizes or eliminates conflicts of interest between the Funds and their primary service provider, reduces costs, and affords the Funds a degree of control over their investment advisers and distributor that is not possible in the traditional external management model. By reversing the ordinary control relationship between an investment adviser and its funds (so that the funds control the adviser), the Vanguard structure aligns VGI’s interests with the interests of the Funds and their shareholders. Because the Funds, and not third parties, own VGI, all of the returns from VGI’s activities inure to the benefit of the

_________________________

7  Role of Independent Directors of Investment Companies, Investment Company Act Release No. 24082 (Oct. 14, 1999) (proposing release), at 11 (quoting Division of Investment Management, SEC, Protecting Investors: A Half Century of Investment Company Regulation (1992), at 251).

8  Id. at 13. See also Protecting Investors, supra note 7, at 251 (in an external management arrangement, “there is obvious potential for conflict between the interests of investment company sponsors and managers and the interests of investment company shareholders.”)

Page 10 of 42 sequentially numbered pages (including exhibits)

(112619/.04)

Funds and their shareholders. VGI has neither the incentive, nor the practical ability, to undertake any venture other than for the benefits that such venture may bring to the Funds.

The Act was drafted with the nearly universal external management model in mind. Consequently, although Vanguard’s internal management structure is designed to result in (and has in fact created) substantial benefits for Fund shareholders, the structure itself conflicts with certain provisions of the Act. As a result, Vanguard applied for, and the Commission granted, a series of exemptive orders (the “Foundational Orders”) that allow Vanguard to operate as a full service mutual fund complex with a unique mutual ownership arrangement:

*

In 1975, the Commission granted relief from Sections 17(a) and 17(d) of the Act and Rule 17d-1 thereunder to enable the Funds to contribute capital to VGI, share VGI’s expenses among them, and operate VGI jointly pursuant to a written “Service Agreement.”[9]

*

In 1977, the Commission granted relief from Section 12(d)(3) of the Act, as well as Sections 17(a) and 17(d) and Rule 17d-1, to allow the Funds to continue to purchase and hold shares of VGI when VGI registered as an investment adviser.[10]

*

By preliminary and final orders in 1977 and 1981 respectively, the Commission granted relief from Sections 17(a) and 17(d) of the Act and Rule 17d-1 thereunder to permit the Funds to internalize their marketing and distribution through a new, broker-dealer subsidiary of VGI – Vanguard Marketing Corporation.[11]

_________________________

9  Investment Company Act Release Nos. 8644 (Jan. 17, 1975) (notice) and 8676 (Feb. 18, 1975) (order).

10  Investment Company Act Release Nos. 9616 (Jan. 19, 1977) (notice) and 9664 (March 4, 1977 (order).

11  Investment Company Act Release No. 9927 (Sept. 13, 1977); Investment Company Act Release No. 11645 (Feb. 25, 1981) (Opinion of the Commission and Final Order).

Page 11 of 42 sequentially numbered pages (including exhibits)

(112619/.04)

*

In a series of exemptive orders issued between 1981 and 1992, the Commission amended the initial 1975 order to permit increases in the maximum capital investment that the Funds could make in VGI.[12] That amount is capped at 0.40% of each Fund’s net assets.

The Funds’ ownership of VGI and the consequent internalization of many of the services utilized by the Funds allow the Funds to operate at extremely low expense ratios and to avoid the conflicts of interest between funds and their investment advisers that characterize externally managed mutual funds. As the Commission itself has noted, Vanguard’s internalized management structure:

actually furthers the Act’s objectives . . . [and] promotes a healthy and viable mutual fund complex within which each Fund can better prosper; enables the Funds to realize substantial savings from advisory fee reductions; promotes savings from economies of scale; and provides the Funds with direct and conflict-free control over distribution functions.13

None of the Foundational Orders placed limits on how VGI may use the capital contributed by the Funds beyond the limits self-imposed in the Service Agreement (described below). In granting certain of the Orders that permitted the Funds to increase their capital contributions to VGI, the Commission accepted the rationale articulated in the underlying applications that VGI must be free to deploy its capital in whatever way the Funds’ trustees deem best for Fund shareholders:

[A]s business organizations, the Vanguard Funds must have the financial resources available to bear current expenses . . . and to make the financial commitments which the Funds’ Boards of [Trustees] determine are necessary and appropriate to serve the interests of the Funds’ shareholders, either

_________________________

12  Investment Company Act Release Nos. 11718 (April 6, 1981) (notice) and 11761 (May 4, 1981) (order); 13566 (Oct. 5, 1983) (notice) and 13613 (Nov. 3, 1983) (order); 15788 (June 9, 1987) (notice) and 15846 (July 2, 1987) (order); 19011 (Oct. 9, 1992) (notice) and 19184 (Dec. 29, 1992) (order).

13  Release No. 11645, supra note 11.

Page 12 of 42 sequentially numbered pages (including exhibits)

(112619/.04)

directly or indirectly, by maintaining or enhancing a viable, dynamic and competitive Fund complex.14

From the first exemptive order pursuant to which it was created, VGI has been authorized to provide services to entities other than the Funds that collectively own it.15 In addition to providing specified services directly to the Funds, pursuant to the Service Agreement VGI may, directly or through subsidiaries, (i) engage in business activities that support the Funds’ operations as investment companies, (ii) render additional or enhanced services to the Funds, and (iii) render services to any person other than the Funds if certain conditions are met.16 Notable among those conditions is that the income earned from such services be used to reduce the costs and expenses of the Funds. Based on these conditions there is not – and there could not be – a separate profit motive for VGI; VGI provides services at cost to the Funds, and any net income from services rendered by VGI to third parties serves to reduce VGI’s overall net expenses, necessarily reducing the costs and expenses charged to the Funds. VGI itself derives no independent benefit from the income it earns from providing services to other entities.

Pursuant to the grant of authority in the Funds’ Service Agreement, VGI has created internally and continues to operate a number of businesses that provide services to entities other than the Funds. The Funds have created, and own and operate (indirectly, through VGI), among other things, two registered investment advisers (one of which provides investment advice to individual investors), a registered broker-dealer (which, in addition to distributing the Funds

_________________________

14  Release Nos. 11718, 13566, and 15788, supra note 12.

15  Exemptive application of The Vanguard Group, Inc., et al., filed October 4, 1974, file no. 812-3699, Exhibit 2, page 7.

16  The conditions are as follows: the provision of services to others does not impair the services rendered to the Funds; the terms upon which the services to others are rendered have been approved by a majority of those Funds; the services provided to others are rendered for compensation and, to the extent achievable, for the purpose of gaining a profit; and the income so earned is used to reduce the total costs and expenses of VGI and thereby helps reduce the Funds’ expense ratios.

Page 13 of 42 sequentially numbered pages (including exhibits)

(112619/.04)

provides distribution services to domestic and foreign non-Fund collective investment vehicles and retail brokerage services to individual investors), two trust companies (which provide retirement plan administration, trust and other fiduciary services), and several international affiliates.

The Funds’ boards have determined that investing in Securities Related Businesses and engaging in business dealings with them after such an investment can be an important part of VGI’s ability to serve the Funds and their shareholders. Further, the Funds’ boards have concluded that such investments and dealings can contribute to maintaining and enhancing a “viable, dynamic and competitive fund complex.” As with VGI’s internally capitalized businesses, Securities Related Businesses in which VGI has an equity interest could provide services to third parties in addition to providing services to the Funds, VGI, or their affiliates. To the extent that the provision of services to third parties generates income to VGI, that income would, in Vanguard’s structure, ultimately serve to reduce the Funds’ costs and expenses.

The Foundational Orders allow VGI to create and capitalize Securities Related Businesses and thereafter engage in business dealings with them.17 Applicants believe that the Foundational Orders should be read to allow VGI to invest in external Securities Related Businesses and to allow Applicants thereafter to enter into normal business dealings with them as well, but acknowledge that the Foundational Orders could be more clear on this point. Accordingly, Applicants have filed this Application.

Past relief granted in the Foundational Orders and other exemptive orders reflects an understanding by the Commission that Vanguard’s unique internal management structure is

_________________________

17  Indeed, the applications that led to issuance of the Foundational Orders, see supra notes 9-12, expressly described many of the Securities Related Businesses that the Funds intended to create.

Page 14 of 42 sequentially numbered pages (including exhibits)

(112619/.04)

beneficial to investors and should not limit VGI and the Funds from engaging in activities available to traditionally structured fund complexes. Applicants submit that the relief requested herein will further the same goal.

IV.   RELIEF REQUESTED

Applicants seek the following relief:18

1. An exemption from Section 12(d)(3), pursuant to Section 6(c), that would permit VGI to acquire a security issued by or any other interest in a Securities Related Business.

2. An exemption from Section 17(a) of the Act, pursuant to Sections 6(c) and 17(b), that would permit VGI, a Fund, or an affiliated person of a Fund to purchase a security or other property from, sell a security or other property to, borrow money or other property from, or lend money or other property to, an Affiliated Securities Related Business.

3. An order pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder that would permit a joint arrangement whose participants include VGI, a Fund, or an affiliated person of a Fund, on the one hand, and an Affiliated Securities Related Business on the other.

The relief requested in paragraphs two and three above would extend solely to those transactions and joint arrangement that would be permissible for a conventionally owned adviser regulated under the Act (and/or its advised funds or other affiliates) in its dealings with an affiliated Securities Related Business. VGI already has such dealings with its internally funded subsidiaries and affiliates.

V.   DISCUSSION OF RELIEF REQUESTED

_________________________

18  References to VGI in the three numbered paragraphs that follow include subsidiaries of VGI. See supra note 2.

Page 15 of 42 sequentially numbered pages (including exhibits)

(112619/.04)

A. Section 6(c)

Section 6(c) authorizes the Commission to grant an exemption from any provision of the Act when an applicant can demonstrate that the proposal is in the public interest and consistent with the protection of investors. Section 6(c) provides as follows:

The Commission, . . . by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of [the Investment Company Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].

Applicants assert that their proposal to engage in Covered Transactions is consistent with the Foundational Orders and meets the requirements of Section 6(c) for the reasons stated in Parts V.B and V.C below. Applicants conclude that the proposal is in the public interest based on the determination by the Funds’ trustees that Covered Transactions can benefit the Funds and their shareholders and contribute to maintaining and enhancing Vanguard as a “viable, dynamic and competitive fund complex.” In addition, because the Covered Transactions will not lead to any of the abuses that the Act was designed to prevent, Applicants believe that their proposal is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

B. Section 12(d)(3) and Rule 12d3-1

1. Relevant statutory provisions and rules

Section 12(d)(3) of the Act generally prohibits a registered fund, or any company or companies controlled by such fund (such fund or controlled company hereafter referred to as the “Acquiring Company”), from acquiring any security issued by, or any other interest in, a Securities Related Business. If VGI were deemed a company controlled by a fund, its acquisition

Page 16 of 42 sequentially numbered pages (including exhibits)

(112619/.04)

of the securities of, or an interest in, a Securities Related Business would contravene Section 12(d)(3).19 To our knowledge, Section 12(d)(3) constrains no investment management firm other than VGI from acquiring an interest in a Securities Related Business because no other investment management firm is controlled by a registered fund.

Rule 12d3-1 under the Act exempts from Section 12(d)(3) an Acquiring Company’s acquisition of a Securities Related Business if the amount invested is within prescribed limits. The Rule does not exempt acquisitions of a general partnership interest or a security issued by the Acquiring Company’s promoter, principal underwriter, adviser, or any affiliated person of such persons. VGI cannot take advantage of Rule 12d3-1 because its proposed Investments may not be within the rule’s prescribed limits and, in some cases, might involve the acquisition of a security issued by a Fund’s adviser.

2. Discussion and Analysis

There is virtually no legislative history for Section 12(d)(3).20 Over the years, the Commission has articulated several purposes underlying the section, including to prevent investment companies from exposing fund assets to the “entrepreneurial risk” of Securities Related Businesses21 and to prevent the conflicts of interest and inappropriate reciprocal

_________________________

19  Applicants do not believe that VGI is a company controlled by a fund. See supra note 6 and accompanying text. However, for purposes of this Application we assume that it is.

20  The only direct mention of the section (initially designated Section 12(c)(2)) refers vaguely to the “risks of the underwriting business.” Investment Trusts and Investment Companies: Hearings on S. 3580 Before the Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess., at 243 (1940).

21  E.g., Investment Company Act Release No. 13725 (Jan. 17, 1984) (proposing Rule 12d3-1). Concern about entrepreneurial risk is mentioned in many subsequent releases and no-action letters.

Page 17 of 42 sequentially numbered pages (including exhibits)

(112619/.04)

practices that could arise from investments in such businesses.22 Applicants assert that these concerns are not implicated by VGI’s acquisition of interests in Securities Related Businesses.

As the Commission itself has noted, entrepreneurial risk is no longer the significant issue it was when the Act was drafted.23 At that time, most Securities Related Businesses were structured as general partnerships, potentially exposing an investor to virtually unlimited liability. That is no longer the case. The Commission noted in the proposing release for Rule 12d3-1 that, during the 1970s and 1980s, “an increasing number of securities related businesses . . . incorporated, enabling investors in those businesses to limit their liability to the amount of their original investment.”24 The Commission implicitly acknowledged that concerns about entrepreneurial risk need not inhibit acquisitions of limited liability interests in Securities Related Businesses by mutual funds and the companies they control.25 VGI represents that it will not acquire a general partnership interest in a Securities Related Business but rather would hold such an interest in a way that limits VGI’s liability to the amount of its investment,26 and therefore would expose the Funds to no greater entrepreneurial risk than any portfolio holding of comparable size.

With respect to the possibility of conflicts of interest and concomitant inappropriate reciprocal practices, Applicants believe that, in the context of the Covered Transactions, this concern is more theoretical than real. Theoretically, a Fund could be deemed to have a conflict

_________________________

22  Id. As an example of an inappropriate reciprocal practice, a fund with a substantial investment in a brokerage firm could direct portfolio trades to the broker in spite of poor execution quality.

23  Id.; see also Investment Company Act Release No. 19204 (Jan. 4, 1993) (proposing amendments to Rule 12d3-1).

24  Release No. IC-13725, supra note 21.

25  To underscore this point, the 1984 amendments to Rule 12d3-1 added a provision that makes the safe harbor unavailable when an Acquiring Company purchases a general partnership interest in a Securities Related Business.

26  In most cases, VGI’s interest would be an equity security in a limited liability entity (corporation, LLC, or similar entity) or a debt security.

Page 18 of 42 sequentially numbered pages (including exhibits)

(112619/.04)

of interest if, for example, it had an indirect ownership interest (through VGI) in its own investment adviser. If such an adviser were performing poorly, the Fund’s interest in terminating the adviser would conflict with its interest in maintaining a revenue stream from the adviser.27 As a practical matter, however, any such conflict would be inconsequential because, in all cases, a Fund’s indirect interest in a Securities Related Business acquired by VGI would be insignificant. As noted above,28 a Fund’s maximum capital – i.e. equity – investment in VGI is 0.40% of the Fund’s net assets. In reality, the actual capital investment of each Fund in VGI is, and always has been, less than that amount, and any investment in a particular Securities Related Business is likely to be a small portion of the actual capital commitment. It would be counterproductive for a Fund to continue using an underperforming adviser or broker – and more generally to engage in inappropriate, let alone illegal, reciprocal practices – to protect such a modest investment.

VGI’s investment in a Securities Related Business can create apparent conflicts of interest among the various Funds,29 but upon closer examination these conflicts turn out to be more theoretical than real. For example, a Fund receiving advisory services from an investment adviser owned in whole or in part by VGI may wish to terminate the adviser, whereas other Funds, having an indirect ownership interest through VGI in the adviser but receiving no services from it, might put their investment interest above the Fund’s performance concerns. In reality,

_________________________

27  A similar conflict would exist if the Fund had an indirect ownership interest in a broker-dealer through which it was effecting transactions and the Fund believed it could obtain better execution through an unaffiliated broker-dealer.

28  See supra text following footnote 12.

29  VGI itself has no financial conflict of interest resulting from its investment in a Securities Related Business because it is wholly owned by the Funds and therefore has no independent financial stake in the investment.

Page 19 of 42 sequentially numbered pages (including exhibits)

(112619/.04)

however, no conflict exists in this scenario because the trustees of the Fund receiving advisory services are the only ones empowered to decide whether to continue the advisory relationship.

Applicants acknowledge that the same individuals serve as trustees of all of the Vanguard Funds and could be deemed to be conflicted when making decisions that could benefit one Fund more than, or at the expense of, other Funds. However, such potential conflicts are demonstrably not the kinds of conflicts that Section 12(d)(3) was intended to address. Indeed, although such conflicts may be found wherever multiple funds have common boards of directors, the securities laws and regulations in no way limit this practice, and it is common throughout the mutual fund industry. Moreover, the Commission discussed these potential inter-Fund conflicts in the Foundational Orders and was comfortable that the trustees, with their exceptional level of independence, could be relied upon to manage many potential conflicts of interest among the Funds.30 In fact, throughout Vanguard’s 34-year history, potential conflicts of this sort have been dealt with effectively.

The potential conflicts posed by Covered Transactions are no different from the conflicts the trustees face regularly when making decisions that affect multiple Funds. For instance, an apparent conflict exists whenever the trustees approve the expenditure of money to advertise a particular group of Funds (e.g., international funds or municipal bond funds) because a portion of that expense is borne by all Funds. Similarly, the interests of various Funds may conflict when the Board decides to make a capital expenditure that benefits one group of Funds more than another, such as a trading or compliance system to be used by the fixed income Funds. The existence of an apparent conflict does not prevent the trustees from approving such expenditures,

_________________________

30  See, e.g., Investment Company Act Release No. 11645, supra note 11, Part IV.D, at page 17. See also In the Matter of The Vanguard Group, Inc., Admin. Proc. File No. 3-5281 (Initial Decision of Max O. Regensteiner, Administrative Law Judge) (Nov. 29, 1978), Part III, at 33-36.

Page 20 of 42 sequentially numbered pages (including exhibits)

(112619/.04)

and the fact that the Board’s decision benefits one or more Funds more than other Funds does not mean that the trustees have violated their fiduciary responsibility with respect to those other Funds. These are the very kinds of initiatives that the Commission itself approved as creating benefits for the whole complex, although the short term costs and benefits may affect the various funds to different extents. The Commission, in the Foundational Orders, did not mandate strict equality in accommodating the interests of the Funds, but only that the trustees ensure that arrangements between or among the Funds be within a “reasonable range of fairness.”31

In all cases, the trustees are guided by what is best not only for each Fund, but also for the success and long-term vitality of the fund complex.32 As the Commission recognized in the Foundational Orders, and has been incontrovertibly demonstrated over Vanguard’s long history, decisions based on that standard, in the end, benefit all of the Funds. Applicants believe that the same reasoning applies in the case of Investments and Follow-On Transactions.

3. Relevant precedent

The Commission previously has granted exemptive relief similar to the relief requested herein. In 1977 the Commission granted Section 12(d)(3) relief to the Funds so that they could

_________________________

31  See Investment Company Act Release 11645, supra note 11, Part III.B, at 8 (“In a complex multi-party arrangement such as the proposal before us, involving numerous and constantly shifting variables, absolute equality among the participants is realistically unattainable.”) and at 10 (“[T]he issue before us is not whether some other structure might be more beneficial to one or more of the Funds, but whether each fund’s participation in the proposed arrangement falls within a reasonable range of fairness.”). See also In the Matter of The Vanguard Group, Inc., Admin. Proc. File No. 3-5281 (Supplemental Initial Decision of Max O. Regensteiner, Administrative Law Judge) (Oct. 4, 1979), at 10 (“The Division [of Investment Mangement] now states that in its view the requirements of Section 17 and Rule 17d-1 are met if each Fund’s participation in the distribution arrangement falls within a reasonable range of fairness.”)

32  Indeed, the success of each individual Fund is dependent, in large part, on the success and long-term vitality of the fund complex. See, e.g., Investment Company Act Release No.11645, supra note 11, at 8 (“[T]he record as a whole demonstrates that internalizing distribution redounds to the benefit of every fund, and that promoting asset growth by selling one fund’s shares not only benefits the particular fund whose shares are being sold, but also confers certain benefits on all the other funds in the complex.”)

Page 21 of 42 sequentially numbered pages (including exhibits)

(112619/.04)

continue to own VGI shares, and make additional purchases of VGI shares, once VGI became a registered investment adviser.33 In 1980 the Commission granted the application of General American Investors Company, Inc., a closed-end fund, for relief from Section 12(d)(3) to organize and acquire all the shares of a new subsidiary that would register under the Investment Advisers Act and would, among other things, provide investment advisory services to third parties.34 The Commission required notice to the fund’s shareholders and further required a majority of the fund’s disinterested directors annually to review and approve the continuation of the subsidiary’s advisory business. In 1996, the Commission granted relief under Section 12(d)(3) and Sections 17(a) and 17(d) to allow an internally managed closed-end fund, Baker Fentress & Co., to purchase all the shares of an unrelated adviser/broker-dealer in order to generate revenue and offset the expenses of the closed-end fund.35

VGI’s proposed Investments in Securities Related Businesses would be subject to safeguards similar to those in the General American and Baker Fentress exemptive applications. VGI’s shareholders (i.e., the Trusts and their constituent Funds) not only will have advance notice of any Investment by VGI, they also will have the right to vote on any such Investment. See Part VI, Condition #2. In addition, each Fund’s board of trustees will review, at least annually, the desirability of VGI’s continued ownership of the interest in each Securities Related

_________________________

33  See supra note 10 and accompanying text.

34  Investment Company Act Release Nos. 11345 (Sept. 10, 1980) (notice) and 11396 (Oct. 10, 1980) (order). The 1980 order permitted General American to effect a partial externalization of its advisory business, transferring to the newly organized subsidiary management responsibility for some, but not all, of the assets formerly managed internally by personnel of the fund. The 1980 order was amended in 1991 to permit a complete externalization of the advisory business, and also to permit a future public or private offering of the subsidiary's stock. Investment Company Act Release Nos. 18277 (Aug. 19, 1991) (notice) and 18322 (Sept. 17, 1991) (order).

35  Investment Company Act Release Nos. 21890 (April 15, 1996) (notice) and 21949 (May 10, 1996)(order).

Page 22 of 42 sequentially numbered pages (including exhibits)

(112619/.04)

Business that VGI has acquired pursuant to the relief requested herein. See Part VI, Condition #5.

The General American and Baker Fentress applications both contain a condition that the acquiring fund would own, directly or indirectly, more than 50% of the outstanding stock of the acquired investment adviser. This condition was designed to ensure that the fund would retain unfettered control over the adviser. Applicants believe that this condition is unnecessary and have not included a similar condition in this Application.

The 50% condition gives the fund unfettered control over its adviser (rather than vice-versa) and prevents the adviser from taking advantage of its position to benefit itself at the expense of the fund. This could be important in the typical investment company structure, common to the entire investment company industry other than Vanguard, where the fund is advised by an external entity upon whom the fund is entirely dependent.36 In this scenario, maintaining a majority interest in the adviser helps ensure that the adviser will not overreach the fund, particularly when it comes to advisory fee arrangements.

Applicants believe that the control condition of General American and Baker Fentress is unnecessary both as a general matter and particularly as applied to the Covered Transactions. Applicants note that the control condition serves a purpose similar to the purpose served by the affiliated transaction and other provisions of the Act – viz., to ensure that funds are operated in the interests of fund shareholders rather than affiliates and insiders.37 Applicants believe that

_________________________

36  Indeed, both Congress and the U.S. Supreme Court have recognized this fact, observing that a fund “cannot, as a practical matter, sever its relationship with the adviser.” Burks v. Lasker, 441 U.S. 471, 481 (1979) (quoting S. Rep. No. 91-184, at 5 (1969).

37  See Section 1(b) of the Act, which states that the national public interest and the interest of investors is adversely affected “when investment companies are organized, operated, managed, or their portfolio securities are selected, in the interest of directors, officers, investment advisers, depositors, or other affiliated persons thereof . . . rather than in the interest of all classes of such companies’ security holders.”

Page 23 of 42 sequentially numbered pages (including exhibits)

(112619/.04)

the control condition of those two exemptive orders were unnecessary precisely because the Act already provides a mechanism to protect funds against abusive practices by affiliates and insiders. Applicants further note that the Act protects a fund against abuse by its adviser whether the fund owns a controlling interest in the adviser, a less-than-controlling interest, or as in the vast majority of cases, no interest at all. Consequently, there would seem to be no reason to require a fund to maintain a controlling interest in an adviser in which it has an ownership interest. More important, the conflict of interest between a fund’s interest in effective investment management and its ownership interest in the adviser is exacerbated, not lessened, if the fund is required to maintain a larger investment in order to have control. Thus, the requirement of a controlling interest not only is unnecessary to prevent abuse, but could actually exacerbate the potential conflicts of interest.

Regardless of the merits of the control condition as a general matter, Applicants believe it is unnecessary as applied to the Covered Transactions because the Vanguard structure differentiates this application from General American and Baker Fentress. Those companies were externalizing their administrative and management functions, which left them, like all other conventional fund complexes, dependent on the service provider they were externalizing. They were giving up the internal administrative structure that VGI will continue to provide to the Vanguard Funds. If VGI were to invest in an investment adviser, the Funds would still own and control VGI, and VGI would continue to provide the Funds with complete independence from that adviser. The Funds operate with no compulsion to obtain advisory services from any particular investment adviser. VGI negotiates advisory arrangements and fees at arm’s length, obtaining the best possible terms on behalf of the Funds.

Page 24 of 42 sequentially numbered pages (including exhibits)

(112619/.04)

It is important to note that VGI will have no conflict of interest in negotiating advisory fees with an external investment adviser, even one in which it has an ownership stake, because VGI operates at cost and any income – including income derived from its investment in a Securities Related Business – is simply passed on to the Funds in the form of reduced expenses.38 As a result, any financial interest VGI has by virtue of owning an external adviser or other Securities Related Business (whether such ownership is a majority or minority interest) is in reality the Funds’ financial interest and would not prevent VGI from zealously representing the interests of the Funds in negotiating or otherwise dealing with such business.

Finally, VGI is not in a position, as Baker Fentress and General American were, to insist on a controlling interest. Those funds were in the process of spinning off their own registered investment advisers (thereby creating Securities Related Businesses) and were in a position to retain as much or as little control as they wanted. By contrast, VGI is seeking to clarify its ability to invest strategically in Securities Related Businesses owned and controlled by others. VGI may not have the option of making a controlling investment in a Securities Related Business in which it is interested, perhaps because the business is too large, has too many investors, or has owners who insist on retaining control. An order permitting solely the acquisition of controlling interests would significantly constrain VGI’s options, and therefore the benefits to Vanguard Fund shareholders, without providing shareholders with additional protections or corresponding benefits.

_________________________

38  The identity of interests between VGI and the Funds is reinforced by the fact that the same individuals serve on the boards of those entities.

Page 25 of 42 sequentially numbered pages (including exhibits)

(112619/.04)

In light of VGI’s unique mission and ownership structure, Applicants contend that it is unnecessary to condition relief on an undertaking that VGI maintain a majority ownership interest in any Securities Related Business.

4. Section 12(d)(3) conclusion

As noted earlier, Applicants believe Section 12(d)(3) constrains no investment management firm other than VGI from acquiring an interest in a Securities Related Business because no other firm is controlled by a registered fund.39 It would be ironic if Vanguard’s internal management structure, which has provided substantial benefits to tens of millions of Fund shareholders over the years, were to prevent it from engaging in transactions that are designed to further benefit those shareholders and that are readily available to conventionally organized fund complexes and advisers.

For all the reasons set forth in this Part V.B., Applicants believe that an exemption from Section 12(d)(3) permitting VGI to acquire interests in Securities Related Businesses is in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

C. Section 17(a), Section 17(d), and Rule 17d-1

Assuming VGI is permitted to acquire or invest in Securities Related Businesses, it needs the flexibility to enter into transactions and joint arrangements with those Businesses, including those that become affiliates of VGI as a result of VGI’s investment. As noted above in Part III, the Foundational Orders exempt Vanguard from Sections 17(a) and 17(d) and Rule 17d-1 and permit VGI, among other things, to engage in affiliated transactions and joint arrangements with

_________________________

39  See supra Part V.B.1

Page 26 of 42 sequentially numbered pages (including exhibits)

(112619/.04)

subsidiaries created and developed internally. Applicants believe the same standard applies to external entities in which VGI may acquire an interest. In short, the Foundational Orders do not distinguish between internally developed affiliates and acquired affiliates. Applicants seek relief from Sections 17(a) and 17(d) and Rule 17d-1 so they may transact business with an Affiliated Securities Related Business to the same extent they deal with internally funded affiliates, and to the same extent that conventionally structured complexes could do so.

1. Relevant statutory provisions and rules

Section 17(a) of the Act makes it unlawful for any affiliated person of a registered fund, or any affiliated person of that affiliated person, acting as principal: (1) knowingly to sell any security or other property to the fund or any company controlled by the fund; (2) knowingly to purchase any security or other property from the fund or any company controlled by the fund; (3) to borrow money or other property from the fund or any company controlled by the fund; or (4) to loan money or other property to the fund or any company controlled by the fund in contravention of Commission rules.

Section 17(b) authorizes the Commission to issue an order granting an application for exemption from Section 17(a) if evidence establishes that the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transaction is consistent with the policy of each registered fund concerned; and the proposed transaction is consistent with the general purposes of the Act. Past applications have suggested the possibility that Section 17(b) may authorize the Commission to exempt from Section 17(a) only a “particular transaction with particular terms and particular results,” and that relief for “a series of possible transactions,” such

Page 27 of 42 sequentially numbered pages (including exhibits)

(112619/.04)

as the Covered Transactions for which relief is sought herein, requires an exemption under Section 6(c) as well as Section 17(b).40

Section 17(d) of the Act and Rule 17d-1(a) thereunder, taken together, make it unlawful for an affiliated person of a registered fund, or an affiliated person of that affiliated person, acting as principal, to participate in, or effect any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan (collectively, “joint arrangement”) in which the fund or a company controlled by the fund is a participant, unless an application regarding such joint arrangement has been filed with the Commission and has been granted by order. Rule 17d-1(b) provides that the Commission, in passing upon such applications, will consider whether the participation of such registered fund or controlled company in such joint arrangement on the basis proposed is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

An "affiliated person" of another person is defined in Section 2(a)(3) of the Act to include: (a) any person that directly or indirectly owns, controls, or holds with power to vote 5% or more of the outstanding voting securities of the other person; (b) any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled by, or held with power to vote by the other person; (c) any person directly or indirectly controlling, controlled by or under common control with the other person; and (d) if the other person is a fund, any investment adviser of the fund.

_________________________

40  See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945). See also Protecting Investors, supra note 7, at 477 (fn. 9).

Page 28 of 42 sequentially numbered pages (including exhibits)

(112619/.04)

2. Discussion and Analysis

The conduct of any Follow-On Transactions that involve VGI, a Fund, and/or an affiliate of a Fund on the one hand and an Affiliated Securities Related Business on the other could run afoul of Sections 17(a), 17(d), and Rule 17d-1 (collectively, the “Section 17 provisions”).41 Examples of such transactions include: VGI's acquisition of an interest in an existing adviser to a Fund; VGI's making a follow-on investment in an adviser or broker-dealer in which VGI already has a 5% equity interest; or VGI's selling property (including intellectual property) to, purchasing property from, making a loan to, or engaging in various strategic business initiatives with an affiliated adviser or broker-dealer. Similar transactions or arrangements by advisers, sponsors, and administrators of externally managed investment companies do not implicate the Section 17 provisions because those service providers are not controlled by a registered fund.

Without relief from the Section 17 provisions, VGI would be limited to acquiring an equity interest of no more than 5% in a Securities Related Business.42 Such a limitation in most cases would be insufficient to carry out the purpose of the Investment and in all cases would substantially limit the benefits of the Investment. Applicants do not, by the Application, seek blanket exemptions for the Funds from the Section 17 provisions. The Funds, in their dealings with Affiliated Securities Related Businesses and entities affiliated through them, would continue to be subject to Section 17 of the Act and the rules thereunder, subject to existing applicable exemptive or other regulatory relief.

_________________________

41  Follow-on Transactions that do not involve a Fund transacting directly with an Affiliated Securities Related Business run afoul of the Section 17 provisions only if one assumes that VGI is a “company controlled by [a] fund.” Applicants do not believe that VGI is a company controlled by a fund. See supra note 6 and accompanying text.

42  If VGI were willing to limit its equity investment in a Securities Related Business to 5% or less, it could simply rely on Rule 12d3-1 and would not need the requested relief. See supra Part V.B.1.

Page 29 of 42 sequentially numbered pages (including exhibits)

(112619/.04)

The grant of relief from the Section 17 provisions would not raise conflict of interest concerns for the same reason the grant of relief from Section 12(d)(3) would not raise reciprocal practices concerns. As noted above in Part V.B.2, a Fund’s indirect investment in any particular Securities Related Business would be limited to its capital investment in VGI, which is a maximum of 0.40% of the Fund’s net assets, and likely would be far less than that.43 Thus, the amount of a Fund’s indirect investment in a Securities Related Business will be extremely small and any resulting potential conflict implicated by the Section 17 provisions would be easily managed.

Relief from the Section 17 provisions also is appropriate for the same reason that the Commission exempts transactions under Rules 17a-6 and 17d-1(d)(5) (hereafter, the “Section 17 exemptive rules”) -- it is unnecessary to prohibit a transaction involving a fund (or a company controlled by a fund) and a fund affiliate when neither the parties to the transaction nor any person with a financial interest in a party to the transaction has the ability to overreach the investment company.44 The unique internalized structure that makes it impossible for VGI (a downstream affiliate of the Funds) to overreach the Funds similarly makes it impossible for a Securities Related Business in which VGI has an ownership stake (another downstream affiliate) to overreach the Funds.

The Section 17 exemptive rules permit a fund or a company controlled by a fund to engage in principal transactions and enter into joint arrangements (collectively, “transactions”)

_________________________

43  See supra text following note 28.

44  See Exemptions of Transactions by Investment Companies With Certain Affiliated Persons, Investment Company Act Release No. 10698 (May 17, 1979), Part B.1.

Page 30 of 42 sequentially numbered pages (including exhibits)

(112619/.04)

with a “portfolio affiliate” of the fund45 that would otherwise be prohibited by the Section 17 provisions, so long as certain other affiliated persons of the fund (hereafter, “Prohibited Participants”) are not parties to the transaction and have no financial interest in a party to the transaction. The list of Prohibited Participants in the Section 17 exemptive rules essentially includes persons who have the ability to influence the fund, whether through official position, equity ownership, or control. As relevant here, Prohibited Participants would include a fund’s adviser and any person controlling the fund.

If VGI were to acquire a 5% or greater equity interest in a Securities Related Business, that Business arguably would become an indirect portfolio affiliate of the Funds. If a Fund or VGI thereafter were to enter into a Covered Transaction with the Securities Related Business, the Section 17 exemptive rules would exempt the transaction from the Section 17 provisions so long as VGI does not control the Fund or serve as the Fund’s adviser. Because VGI provides advisory services to many of the Funds, Applicants can not rely on the Section 17 exemptive rules. Nevertheless, the same policy considerations that underlie the Section 17 exemptive rules provide a sound basis for granting Applicants an exemption from the Section 17 provisions in the context of the Covered Transactions:

_________________________

45  The term “portfolio affiliate” is defined in the Section 17 exemptive rules as a company that is an affiliated person (or affiliated person of an affiliated person) of a fund solely because the fund owns (or several funds under common control own) 5% or more of such company (or an affiliated person of the company).

Page 31 of 42 sequentially numbered pages (including exhibits)

(112619/.04)

*

Control: Section 2(a)(9) of the Act defines “control” to mean “the power to exercise a controlling influence over the management or policies of a company.” It further provides that a person who does not own more than 25% of the voting securities of a company shall be presumed not to control such company. VGI owns no voting securities of any of the Funds and therefore should be presumed not to control the Funds. The foregoing notwithstanding, the Commission has stated on several occasions that whether an adviser controls a fund depends on all of the relevant facts and circumstances.[46] Applicants assert that, in this case, it would be anomalous to conclude that VGI controls the Funds, either collectively or individually, in light of the fact that the Funds created, capitalized, own, and control VGI. Indeed, VGI was created precisely because the Funds wanted a captive service company that they would control through equity ownership and parallel board composition. At a minimum, since the Funds own VGI and all of VGI’s activities benefit the Funds, VGI would have neither the incentive nor the ability to overreach the Funds. See Part III above.

*

Service as adviser: The Section 17 exemptive rules include a fund’s adviser as a Prohibited Person based on an assumption that the adviser controls the fund, and therefore has the ability to overreach the fund. As noted in the preceding bullet, however, that assumption simply does not apply to the unique corporate structure of Vanguard, in which the Funds collectively own and control VGI.[47]

_________________________

46  See, e.g., Transactions of Investment Companies With Portfolio and Subadvisory Affiliates, Investment Company Act Release No. 25888 (Jan. 14, 2003) (amending several rules, including the Section 17 exemptive rules, and adopting Rule 17a-10), at fn. 19; Investment Company Mergers, Investment Company Act Release No. 25259 (Nov. 8, 2001) (proposing amendments to Rule 17a-8), at fn. 11.

47  In addition, although VGI provides portfolio management services to many of the Funds, VGI is not an “investment adviser” of the Funds as that term is defined in Section 2(a)(20) of the Act, which excludes from the definition of investment adviser “a company furnishing [advisory] services at cost to one or more investment companies . . . .”

Page 32 of 42 sequentially numbered pages (including exhibits)

(112619/.04)

For the reasons set forth in this Section V.C.2, Applicants believe that their request for an order granting an exemption from Section 17(a) meets the standards of Sections 6(c) and 17(b) and that their request for an order to permit a proposed joint arrangement under Section 17(d) and Rule 17d-1(a) meets the standards of Rule 17d-1(b).

Applicants request relief from Section 17 solely as appropriate to give efficacy to the other relief requested herein. It would thwart Applicants’ purpose in acquiring an interest in a Securities Related Business if they were thereafter unable, without requesting and receiving additional relief, to retain the services of that business, lend to or borrow money from the business, make additional investments in the business, or enter into joint transactions with the business. Applicants seek relief sufficient to allow them to enter into principal transactions and joint arrangements with Affiliated Securities Related Businesses as, and to the extent, that conventional, third-party-owned advisers (and their funds and other affiliates) regulated under the Act but not faced with barriers under Section 12(d)(3) are able to do so. VGI already has this ability with respect to its internally capitalized affiliates.

VI.    CONDITIONS OF RELIEF

Applicants agree that the order of the Commission granting the requested relief will be subject to the following conditions:

1. Any Investment by VGI in a Securities Related Business, and any Follow-On Transaction involving VGI and/or a Fund on the one hand and an Affiliated Securities Related Business on the other hand, will be made in conformity with the Service Agreement (as it may be amended from time to time). Follow-On Transactions will not involve a direct

Page 33 of 42 sequentially numbered pages (including exhibits)

(112619/.04)

acquisition by a Fund of a security of or other interest in an Affiliated Securities Related Business except as a portfolio investment subject to Rule 12d3-1.

2. (a) Any proposed Investment (including additonal Investments subsequent to an initial Investment) by VGI in a Securities Related Business will be submitted to a vote of the board of trustees of each Fund and will be consummated only if approved by Funds holding, in the aggregate, a majority of VGI’s outstanding shares. The board ofeach Fund will be notified before, or promptly after, any Follow-on Transaction involving VGI and an Affiliated Securities Related Business or a Fund and an Affiliated Securities Related Business.

(b) In considering Covered Transactions, the Board of Trustees of the Funds will consider the following factors, among other things:

* Whether the cost of the Covered Transaction is reasonable, based on, among other things, prevailing financial conditions, comparable transactions in the marketplace and the expected benefits to VGI and the Funds;

* The expected capital and cash flow needs of VGI overall,

*. Whether the Covered Transaction is in the best interests of VGI and the Funds as a complex;

* Whether the services of the Securities Related Business could be obtained on comparable or better terms without the Covered Transaction;

* Conflicts of interest arising as a result of the Covered Transaction; and

* Such other factors as in the judgment of the trustees and the Board may materially bear on the merits of the Covered Transaction

Page 34 of 42 sequentially numbered pages (including exhibits)

(112619/.04)

3. VGI will not directly acquire a general partnership interest in any Securities Related Business and will limit VGI’s liability arising from an Investment to the amount of VGI’s investment, to the extent permitted by law.

4. VGI will only acquire interests in a Securities Related Business for the purpose of entering into Follow-On Transactions pursuant to which the Securities Related Business would provide goods or services to the Funds, VGI or one or more of its wholly or partially owned subsidiaries, or an entity organized by VGI and/or operated as a part of VGI’s overall business.

5. Each Fund’s Board of Trustees will review, at least annually, (i) VGI’s continued ownership of each Securities Related Business that VGI has acquired pursuant to the relief requested herein, and (ii) VGI’s and/or the Fund’s continued participation in any Follow-On Transaction involving an Affiliated Securities Related Business (to the extent such transaction is ongoing), and assess whether such ownership or participation should be continued. In making such assessment, the Board of Trustees will consider the following factors, among other things:

a. Quality of services the Affiliated Securities Related Business is providing and the cost of such services compared to the quality and cost of comparable services available from other providers, whether wholly owned by VGI or wholly independent of VGI;

b. The extent to which VGI and the Funds as a whole benefit from VGI’s financial interest in the Affiliated Securities Related Business; and

c. The realizable value of VGI’s investment in the Affiliated Securities Related Business from a financial standpoint.

Page 35 of 42 sequentially numbered pages (including exhibits)

(112619/.04)

VII.    CONCLUSION

During the 1980’s and 1990’s, VGI and the then-existing Trusts filed a series of exemptive applications seeking to increase VGI’s authorized capital in order to take on additional financial commitments.48 Each application contained the following passage or similar language:

The Board of Directors of each Fund has concluded that in the highly competitive and constantly changing environment of the investment company and money management industries, the Vanguard Funds and their service company [VGI] must have capital resources available to promptly take actions necessary to maintain high quality, cost-effective services to shareholders and, where appropriate, to initiate new services or undertake new responsibilities in an effort to insure the continued vitality of the Fund Group.

Those words are just as true today. It also is true that, in some cases, the best way to maintain high quality, cost-effective services to Fund shareholders and initiate new services for those shareholders and other investors is through Investments in Securities Related Businesses and Follow-On Transactions with those businesses. The relief requested in this Application will permit the Funds and VGI to take those actions when they are in the best interests of the Funds’ shareholders, thereby helping to ensure the continued vitality of the Vanguard family of mutual funds.

If VGI is not permitted to invest in Securities Related Businesses beyond the limits of Rule 12d3-1, it will be prevented from making investments necessary to develop and enhance services to the Funds and their shareholders and to ensure adequate investment management for the Funds. The Foundational Orders were not intended to restrict Vanguard’s ability to make investments that benefit the Funds and their shareholders. To the contrary, the Commission, in granting the Orders, contemplated that Vanguard would take whatever actions it deemed

_________________________

48  See supra note 12 and accompanying text.

Page 36 of 42 sequentially numbered pages (including exhibits)

(112619/.04)

necessary or appropriate to maintain a competitive fund complex. Investment management firms today employ a variety of methods to develop and enhance their investment capabilities and services, including investments in and acquisitions of other Securities Related Businesses. VGI is merely seeking to ensure that its unique corporate structure, which confers so many benefits upon Fund shareholders, does not preclude it from pursuing the same opportunities as other investment management firms.

For the reasons articulated in this Application, Applicants believe that they have met the standards necessary to obtain the requested relief. Accordingly, Applicants request that a notice of the filing of this Application be published and that an order thereafter be issued granting the relief, subject to the terms and conditions set forth herein.

Applicants have caused this Application to be duly signed on their behalf on the 18th day of August, 2009.

THE TRUSTS		THE VANGUARD GROUP, INC.

By:	/s/ Heidi Stam	By:	/s/ Heidi Stam
	Heidi Stam, Secretary		Heidi Stam, Secretary

Page 37 of 42 sequentially numbered pages (including exhibits)

(112619/.04)

EXHIBIT INDEX

A. Authorizations required pursuant to Rule 0-2(c)(1).

1. Vanguard Funds

2. The Vanguard Group, Inc.

B. Verifications required pursuant to Rule 0-2(d).

1. Vanguard Funds and The Vanguard Group, Inc.

EXHIBIT A-1

VANGUARD FUNDS

CERTIFICATE OF AUTHORIZATION

I, Heidi Stam, do hereby certify that: (1) I am Secretary of Vanguard Admiral Funds, Vanguard Bond Index Funds, Vanguard California Tax-Free Funds, Vanguard Chester Funds, Vanguard Convertible Securities Fund, Vanguard Explorer Fund, Vanguard Fenway Funds, Vanguard Fixed Income Securities Funds, Vanguard Florida Tax-Free Fund, Vanguard Horizon Funds, Vanguard Index Funds, Vanguard International Equity Index Funds, Vanguard Malvern Funds, Vanguard Massachusetts Tax-Exempt Funds, Vanguard Money Market Reserves, Vanguard Montgomery Funds, Vanguard Morgan Growth Fund, Vanguard Municipal Bond Funds, Vanguard New Jersey Tax-Free Funds, Vanguard New York Tax-Free Funds, Vanguard Ohio Tax-Free Funds, Vanguard Pennsylvania Tax-Free Funds, Vanguard Quantitative Funds, Vanguard Scottsdale Funds, Vanguard Specialized Funds, Vanguard STAR Funds, Vanguard Tax-Managed Funds, Vanguard Trustees’ Equity Fund, Vanguard Valley Forge Funds, Vanguard Variable Insurance Funds, Vanguard Wellesley Income Fund, Vanguard Wellington Fund, Vanguard Whitehall Funds, Vanguard Windsor Funds, Vanguard World Funds (collectively, the “Funds”); (2) the following is a true and complete copy of resolutions duly adopted by the appropriate vote of the Board of Trustees of each of the aforesaid Funds at a meeting held on October 7, 2008 at which a quorum was present and voting; and (3) said resolutions remain in full force and effect as of the date hereof.

RESOLVED, that the officers of the Funds be, and they hereby are authorized, empowered and directed to prepare, execute and file with the Securities and Exchange Commission an application (the “Application”) for exemptive relief under Sections 6(c) and 17(b) of the Investment Company Act of 1940, as amended (the “Act”), for exemptions from sections 12(d)(3), 17(a), and 17(d) of the Act, and Rule 17d-1 thereunder to allow Vanguard, or a

Page 38 of 42 sequentially numbered pages (including exhibits)

(112619/.04)

subsidiary thereof, to acquire interests in registered investment advisers, investment advisers to registered investment companies, brokers, dealers, and underwriters;

FURTHER RESOLVED, that the Vanguard Fund officers be, and they hereby are, authorized, empowered and directed to prepare, file and deliver all other instruments and documents necessary and appropriate to further the Funds’ Application, including any amendment or amendments thereof.

IN WITNESS WHEREOF, I have hereunto set my hand this 18th day of August, 2009.

/s/ Heidi Stam Heidi Stam Secretary
Vanguard Funds

Page 39 of 42 sequentially numbered pages (including exhibits)

(112619/.04)

EXHIBIT A-2

THE VANGUARD GROUP, INC.

CERTIFICATE OF AUTHORIZATION

I, Heidi Stam, do hereby certify that: (1) I am Secretary, Managing Director and General Counsel of The Vanguard Group, Inc. (the “Corporation”); (2) the following is a true and complete copy of resolutions duly adopted by the appropriate vote of the Board of Directors of the Corporation at a meeting held on at which a quorum was present and voting; and (3) said resolutions remain in full force and effect as the date hereof.

RESOLVED, That the Chairman, President or Secretary of the Corporation be, and they hereby are authorized, empowered and directed to prepare, execute and file with the Securities and Exchange Commission (“Commission”) an Application under Sections 6(c) and 17(b) of the Investment Company Act of 1940, as amended (the “Act”), for exemptions from sections 12(d)(3), 17(a), and 17(d) of the Act, and Rule 17d-1 thereunder on behalf of the Corporation and the Vanguard funds to allow Vanguard, or a subsidiary thereof, to acquire interests in registered investment advisers, investment advisers to registered investment companies, brokers, dealers, and underwriters and for such other exemptive relief as such officers, on advice of counsel, deem appropriate; and

FURTHER RESOLVED, That the Chairman, President or Secretary of the Corporation be, and they hereby are, authorized, empowered and directed to prepare, file and deliver all other instruments and documents necessary and appropriate to the Application, including any amendment or amendments thereof.

IN WITNESS WHEREOF, I have hereunto set my hand this 18th day of August, 2009.

/s/ Heidi Stam
Heidi Stam
Secretary, Managing Director and General Counsel

106831-1	8/18/2009	Page 40 of 42 sequentially numbered pages

EXHIBIT B-1

VERIFICATION

The undersigned states that she has duly executed the attached Application, dated August 18, 2009, for an on behalf of:

Vanguard Admiral Funds

Vanguard Bond Index Funds

Vanguard California Tax-Free Funds

Vanguard Chester Funds

Vanguard Convertible Securities Fund

Vanguard Explorer Fund

Vanguard Fenway Funds

Vanguard Fixed Income Securities Funds

Vanguard Florida Tax-Free Fund

Vanguard Horizon Funds

Vanguard Index Funds

Vanguard International Equity Index Funds

Vanguard Malvern Funds

Vanguard Massachusetts Tax-Exempt Funds

Vanguard Money Market Reserves

Vanguard Montgomery Funds

Vanguard Morgan Growth Fund

Vanguard Municipal Bond Funds

Vanguard New Jersey Tax-Free Funds

Vanguard New York Tax-Free Funds

Vanguard Ohio Tax-Free Funds

Vanguard Pennsylvania Tax-Free Funds

Vanguard Quantitative Funds

Vanguard Scottsdale Funds

Vanguard Specialized Funds

Vanguard STAR Funds

Vanguard Tax-Managed Funds

Vanguard Trustees’ Equity Fund

Vanguard Variable Insurance Funds

Vanguard Valley Forge Funds

Vanguard Wellesley Income Fund

Vanguard Wellington Fund

Vanguard Whitehall Funds

Vanguard Windsor Funds

Vanguard World Funds

(collectively, the “Funds”) and The Vanguard Group, Inc. (“Vanguard” and, together with the Funds, the “Applicants”); that she is the Secretary of the Funds and Secretary, Managing Director and General Counsel of Vanguard; and that all action by stockholders, trustees, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Heidi Stam
Heidi Stam
Secretary of each Applicant Managing Director and General Counsel of Vanguard

106831-1	8/18/2009	Page 41 of 42 sequentially numbered pages